SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/6/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
967,054

8. SHARED VOTING POWER
1,101,908

9. SOLE DISPOSITIVE POWER
967,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,101,908

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,068,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.34%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
967,054

8. SHARED VOTING POWER
1,101,908

9. SOLE DISPOSITIVE POWER
967,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,101,908

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,068,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.34%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
967,054

8. SHARED VOTING POWER
1,101,908

9. SOLE DISPOSITIVE POWER
967,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,101,908

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,068,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.34%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
967,054

8. SHARED VOTING POWER
1,101,908

9. SOLE DISPOSITIVE POWER
967,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,101,908

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,068,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.34%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company Directors dated March 6, 2017



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-Q filed on 11/29/16, there were 28,172,931 shares of common stock outstanding as of 9/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of march 3, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,068,962 shares of SWZ (representing 7.34% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,068,962 shares of SWZ include 967,054 shares (representing 3.43% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 2,068,962 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,101,908 shares (representing 3.91% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 967,054 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,101,908 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 2/28/17 the following shares of SWZ were bought:


Date			Shares		Price
02/28/17		8,396		11.0149
03/01/17		11,714		11.0865
03/03/17		20,409		11.1030



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/6/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners, L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
              201-881-7100 // pgoldstein@bulldoginvestors.com


						March 6, 2017

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022

Attention: Abby L. Ingber, Secretary

Dear Directors:

      Full Value Partners, L.P. beneficially owns 336,665 shares of The Swiss Helvetia Fund, Inc. (the "Fund") including 100 shares in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Full Value Partners and I beneficially own approximately 2 million shares of the Fund, almost all of which are owned on behalf of clients of Bulldog Investors.

     In our letter dated February 28, 2017, we notified you of three proposals relating to the Fund's bylaws that we intended to present for a vote at the Fund's next annual shareholder meeting. At the time we wrote that letter, we were not aware (or had forgotten) that at the Fund's 2002 annual meeting, the Board proposed, and shareholders approved, the "continuation" of certain Board-adopted bylaws by "a majority of the votes cast at the Meeting by the stockholders entitled to vote."

     Over the past fifteen years, the Fund's shareholder base has materially changed. Moreover, there have been other significant changes, including the replacement of the Fund's investment advisor and various measures taken by the Board that, as we advised you previously, impede the ability of shareholders to effect change by exercising their voting rights. Consequently, we hereby rescind our February 28th letter and notify you that, pursuant to
Section 10 of Article I of the bylaws of the Fund, we intend to present the three proposals set forth below.

     Full Value Partners has not received any financial assistance, funding or other consideration from any person regarding these proposals and has not engaged in any hedging transactions in connection with its investment in the Fund. Full Value Partners is part of a Section 13D group which intends to solicit proxies from all stockholders of the Fund and intends to arrange to have a representative present at the meeting to present the proposals.

     The purpose of the first two proposals is to afford the Fund's current shareholders an opportunity to determine if they still support the bylaws regarding (1) director qualifications, and (2) a super-majority voting requirement for shareholders to amend the bylaws. The language for each proposal is taken from the Board's proxy statement for the Fund's 2002 annual meeting. We believe that, in light of the aforementioned changes and fifteen years of actual experience with these bylaws, the Fund's current shareholders deserve an opportunity to decide whether or not they still approve of continuing them.

     Proposal 1 is as follows: "To approve the continuation of an amendment of the Fund's By-Laws specifying minimum director qualifications."

     Proposal 2 is as follows: "To approve the continuation of an amendment of the Fund's By-Laws increasing to 75 percent from a majority the percentage of outstanding shares required to amend the By-Laws."

     Proposal 3 is as follows:

        If (1) the shareholders of The Swiss Helvetia Fund (the "Fund") approve a proposal presented at this meeting requesting that the Board of Directors authorize a self-tender offer for all of the Fund's shares at or close to net asset value, and (2) within ten calendar days following the meeting, an announcement is not made stating that the Board intends to implement such proposal, then the Fund's contracts with its investment adviser (Schroder Investment Management North America Inc.) and its sub-investment adviser (Schroder Investment Management North America Ltd.) shall be terminated as soon as possible."

     As stated, the Board has taken a number of extraordinary measures that limit the ability of shareholders to effect change by exercising their voting rights. As a result, we are concerned that if shareholders approve a proposal to conduct a self-tender offer for all of the Fund's shares at or close to net asset value, the Board may not promptly implement it. The purpose of this proposal is to incentivize the Board to act promptly to implement the self-tender offer proposal.

					       Sincerely yours,

					       /S/ Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Full Value Advisors, LLC
					       General Partner